Exhibit 4.6
TomoTherapy Incorporated
First Amendment
to
2007 Employee Stock Purchase Plan
     This First Amendment (“Amendment”) amends the TomoTherapy Incorporated 2007 Employee Stock Purchase Plan (the “Plan”), effective as of the date of approval by the Company’s shareholders.
Background
     The Company’s Board of Directors approved an increase of 650,000 shares available for issuance under the Plan on March 6, 2009.
     The Company’s shareholders approved this Amendment on May 1, 2009.
Amendment
     Section 13(a) of the Plan is hereby amended as follows:
     “13. Shares Subject to Plan.
(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of the Common Stock which shall be made available for sale under the Plan shall be 1,050,000 shares.”
     Executed on this 1st day of May, 2009.

/s/ Brenda S. Furlow
Brenda S. Furlow,
Corporate Secretary